PALM ENERGY SYSTEMS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2021

DAVID J HEHN, CPA PC
420 CARPENTER AVE
SEA CLIFF, NY 11579

Authored by: David J Hehn

PALM ENERGY SYSTEMS, LLC

Contents

David J. Hehn, CPA P.C.
Certified Public Accountant

David J. Hehn, CPA
Mary D. Hehn, CPA

New York State License No. 062620

420 Carpenter Avenue
Sea Cliff, NY 11579
T – 516-671-3999
F – 516-671-9403
E-Mail – Djhehncpa@gmail.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members of
Palm Energy Systems, LLC

We have reviewed the accompanying financial statements of Palm Energy Systems, LLC (the Company) which comprise the balance sheet as of December 31, 2021, and the related statement of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the combined financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying combined financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

David J Hehn, CPA P.C.
Sea Cliff, NY
April 4, 2022

Palm Energy Systems LLC

Balance Sheet

As of December 31, 2021

ASSETS	
Current Assets	
Cash and equilavents	$ 74,924
Total Current Assets	74,924
TOTAL ASSETS	$ 74,924
LIABILITIES & EQUITY	
Liabilities	
Credit Card Payable	2,699
Total Liabilities	2,699
Total Members' Equity	72,225
TOTAL LIABILITIES & EQUITY	$ 74,924

See independent accountant's review report and accompanying notes to financial statements.

Palm Energy Systems LLC

Income Statement

For the Year Ended December 31, 2021

Operating Expenses		
Office Expense	$	204
Licenses, Permits & Fees		499
Bank Service Charges		108
Professional Fees		48,961
Total Operating Expense		49,772
Net Ordinary Loss	$	-49,772

See independent accountant's review report and accompanying notes to financial statements.

Palm Energy Systems LLC
Statement of Change in Members' Equity
As of December 31, 2021

	Common Members' Shares		Options & Warrant Shares		Members' Equity
Beginning Balance	-	$		$	-
Capital Contributions - Founding Members'	9,200,000				16,550
Capital Contributions - Common Members'	350,000				35,000
Capital Contributions - Other			27,712		88,105
Net Loss - 2020					(17,658)
Net Loss - 2021					(49,772)
Ending Balance	9,450,000	$	27,712	$	72,225

Palm Energy Systems LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

OPERATING ACTIVITIES	
Net Loss	$ -49,772
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Increase in Credit Card Payables	2,699
Net cash provided by (Used by) Operating Activities	-47,073
FINANCING ACTIVITIES	
Capital Contributions	99,305
Net cash provided by Financing Activities	99,305
Net cash increase for period	52,232
Cash at beginning of period	22,692
Cash at end of Period	$ 74,924

NOTE A - NATURE OF OPERATIONS

Organization and Business:
Palm Energy Systems, LLC is dedicated to making green energy integral to our lives, through its adoption at scale, by transforming how green energy is generated, perceived, and utilized. The company is developing powerful, innovative, and networked green energy solutions, for corporate campuses, residential communities, towns, and cities, harnessing untapped spaces. Palm Energy Systems LLC is headquartered in CT, USA.

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB").

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and other reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties:
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the result of its operations.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Accounts receivable and allowance for doubtful accounts:
The Company's policy is to extends credit to its customers, based upon credit evaluations, in the normal course of business, primarily with 30-90-day terms. Bad debts are provided on the allowance method based on historical experience and management's evaluation of outstanding accounts receivable.
Accounts are written off when they are deemed uncollectible. The Company does not require collateral from its customers.

Property and equipment:
Property and equipment policy is to state at cost less accumulated depreciation. Depreciation and amortization are over the estimated useful lives of the assets ranging from three to thirty-nine years using the straight-line method. Routine maintenance and repairs will be expensed as incurred.

Revenue recognition:
The Company will recognize revenue when all the following criteria are satisfied: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) all deliverables have been performed.

Income taxes:
The Company is subject to tax filing requirements as a Limited Liability Company (LLC) under a partnership tax filing structure.
The income tax returns of the Company are subject to examination by the Internal Revenue Service ("IRS") and other various taxing authorities, generally for three years after they are filed.

Fair value of financial instruments:
The Company follows the accounting guidance issued on fair value measurements. The accounting guidance defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements.

Concentration of credit risk:
From time-to-time cash balances, held at major financial institutions may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss would be low.

NOTE B - COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

NOTE C – EQUITY

Members Equity
The company currently has 10,000,000 shares of membership interest with 9,550,000 issued. The membership interest consists of founder's equity interest and common membership. Options as well as warrants have been issued at a $2,000,000 valuation.

NOTE D – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 4, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.